ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

October 19, 2006	David A. Fine
(212) 951-7473

Celeste M. Murphy, Esq.
Special Counsel – Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Bradley Pharmaceuticals, Inc. (“Bradley” or the “Company”)
Additional Soliciting Materials, Presentation to Stockholders of Bradley
Pharmaceuticals, Inc., filed October 11, 2006
Filed by Costa Brava Partnership III, L.P.; Roark, Rearden & Hamot, LLC; Douglas E. Linton; and John S. Ross
File No. 001-31680

Dear Ms. Murphy:

Costa Brava Partnership III L.P. (“Costa Brava”) appreciates the opportunity to respond to the Commission’s review letter dated October 13, 2006 (the “Review Letter”) with respect to the above referenced solicitation materials filed pursuant to Rule 14a-6(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Costa Brava’s responses to the Commission’s comments are set forth below.  In order to facilitate your review, we have included your comment followed by Costa Brava’s response.

Costa Brava acknowledges that (i) Costa Brava is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) the staff’s comments and any changes to the disclosure in response to the staff’s comments does not foreclose the Commission from taking any actions with respect to the filing, and (iii) Costa Brava may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.

Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

United States Securities and Exchange Commission	- 2 -	October 19, 2006

(a)

The Two Faces of Bradley:  “[t]hose positive attributes, however, are obscured by egregious corporate governance practices, consistent inattention to regulatory compliance, poor financial controls and little financial transparency;”

Costa Brava’s Response.

We believe this statement is supported by, among others, the following facts:

          i.  Bradley twice restated its financial statements within the last two years.

          ii.  Bradley was not a current filer with the SEC from the fall of 2004 until the spring of 2006.

          iii.  In June 2006, Bradley received a Corporate Governance Quality rating from Institutional Shareholder Services in the bottom 3% of all companies in the S&P 600 (See Exhibit A).

          iv.  In June 2006, the Company called a shareholders meeting without complying with SEC regulations (See Costa Brava response to Comment 1(d) below.)

          v.  In its preliminary proxy statement filed on August 30, 2006, Bradley failed to disclose the information about nominees required under Item 7 of Rule 14a-101 (Directors and Executive Officers), particularly item (d)(2)(ii)(J).  It corrected this error after receiving an email from Costa Brava’s counsel.

          vi.  As late as 2006, the Class B shares elected a super majority of the board of directors, even though the Company’s bylaws and charter allowed the Class B shares to elect only a simple majority of directors.  Bradley only rectified this breach of its organizational documents after Costa Brava sued the Company in Delaware Chancery Court.

          vii.  On November 5, 1998, after reincorporating in Delaware from New Jersey earlier that year, Bradley improperly amended its Certificate of Incorporation by filing a Certificate of Correction with the State of Delaware rather than complying with the requirements to amend the Certificate of Incorporation.  In this case, the amendment provisions applied because it was a material change:  granting the Class B shareholders five votes for every one vote by common shareholders, on all routine matters.  Even with the improper filing, Bradley failed to comply with section 103 of the Delaware General Corporate Law, which requires any certificate of correction to “specify the inaccuracy or defect to be corrected.”

          viii.  Bradley’s most recent 10-K, filed on June 19, 2006, incorporates by reference a superseded version of the Company’s Certificate of Incorporation, even though such Certificate

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was “corrected” on November 5, 1998 (See Costa Brava response 1(a)(vii) above) and amended on January 23, 1999.

          ix.  In April of 1995, Mr. Glassman pledged his Class B shares to an unaffiliated third-party lender.  This transfer triggered a charter provision that automatically converted his Class B shares into common shares (then called “Class A Shares”).  Because the Class B holders were entitled to elect a majority of the directors only as long as there were 325,000 Class B shares outstanding, and the conversion brought the number below 325,000, Mr. Glassman’s transfer was supposed to result in both classes voting together.  Under the watch of management and the board, however, Class A and Class B holders erroneously continued to elect separate directors and take other invalid actions.  During this time, the Company issued options under an option plan that was never properly approved by shareholders.  On June 2, 1997, Bradley issued new Class B stock to Mr. Glassman in exchange for his Class A Shares that he received upon the automatic conversion.  (See Form 10QSB dated June 17, 1997).

          x.  Based on a review of Bradley’s financial disclosures, Costa Brava formed the belief that they lacked transparency.  We note that Institutional Investor Services (“ISS”) independently reached the same conclusion.  In its proxy analysis report on the Company, ISS specifically addressed the issue of financial transparency regarding high sales returns, and concluded that, “[W]e believe that greater disclosure regarding reserve provisions and expected future reserve levels, could reduce forecast uncertainty and resultant valuation discount.”  (See page 14 of Exhibit B.)  Glass, Lewis & Co.  (“Glass Lewis”) also expressed concern about financial transparency.  Discussing the Company’s financial restatements and inadequate controls relating to financial reporting, Glass Lewis stated, “We believe these restatements and material weaknesses may signal weak internal accounting expertise, poor internal controls and aggressive financial reporting practices at the Company.”  (See page 8 of Exhibit C.)

          xi.  Please also see Costa Brava’s response to Comment 1(d) below.

(b)	. . . the Company’s management and Board continues to run Bradley like the family-owned business that it once was;”

Costa Brava’s Response.  We believe this statement is supported by, among other things, the following facts:

          i.  Nepotism is widespread at the Company, which is controlled by the founding family.  Dan Glassman is both the Chief Executive Officer and Chairman of the Board.  His wife, Iris Glassman, has been a director and the treasurer of the Company since it became public.  Mr. Glassman’s son, Bradley Glassman, is the youngest member of the executive team (33) but is the highest paid executive behind his father.  Bradley Glassman’s brother, Heath, and sister, Stacey,

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also work at the Company.  The Chief Financial Officer, Brent Lenczycki (who is also a business school classmate of Bradley Glassman), has a brother, Darren, who until recently also worked at Bradley.  In addition to the husband and wife team of Mr. and Mrs. Glassman on the board, there are also a pair of brothers on the board, the Fedida brothers.

          ii.  Together, the Glassman’s own all of the Company’s Class B stock, which gives them the power to elect a majority of the Company’s board, even though the Class B stock represents only about 10% of the Company’s capitalization.  Furthermore, the Company leases real estate from an entity controlled by Mr. Glassman and Mr. Glassman was provided a $25,000 expense account for which he is not accountable to the Company in any way.  All these facts are disclosed in the Company’s most recent proxy statement.

          iii.  See also Costa Brava’s response 1(a)(x) regarding weak financial controls and in (c)(vi) regarding the award of employment contracts during a time of poor performance, an SEC inquiry and an internal investigation.

(c)

The Troubled State of Affairs at Bradley:  “Bradley has demonstrated a complete disregard for sound principles of corporate governance.  The Company’s Board of Directors is plagued by a fundamental lack of independence and has failed to be accountable to the Company’s public stockholders.  Poor corporate governance has not come without a cost to Bradley’s public stockholders;”

Costa Brava’s Response.  In addition to the facts presented above, which provide a basis for poor corporate governance and a cost to shareholders, we believe the statements about a lack of true independence and a cost to shareholders are supported by, among other things, statements by senior SEC personnel, corporate jurisprudence, academic scholarship and other sources, including the following:

          i.  Then SEC Chairman William Donaldson’s remarked at Duke University on March 16, 2005:  “To this end, an important element of strengthened corporate governance is not only a stronger, more active board of directors, but also a board that is independent of management, in both appearance and in reality. . . . directors need to be able to look themselves in the mirror and say they’re independent....While some room for judgment is both necessary and desirable, I hope that directors will make their determinations about independence based not simply on the letter of the rules, but also the spirit.  Don’t just engage in that check-the-box approach as to whether you, or your colleagues, are truly independent.  Understand the reasoning and intent behind the rules, and if you have gnawing doubts about your real independence from the CEO, whatever the rules say, then you probably are not really independent.”  (Emphasis added.)

          ii.  In a speech at Harvard University on May 9, 2006, SEC Commissioner Roel Campos stated:  “The SROs defined “independent” primarily by listing specific instances in which

United States Securities and Exchange Commission	- 5 -	October 19, 2006

directors would not be considered independent, and these are principally related to whether directors (or certain family members) had received compensation through a financial relationship with the issuer.  Of course, the goal of having independent directors is to allow directors to function essentially free of financial conflicts and overdependence on management.  What is clear, however, is that meeting the definition of “independent” does not mean that directors will not be beholden to management in some way.  Obviously, a lifelong friend of the CEO could meet the technical definition of “independent.”  Public company boards continue, it seems to me, to be a very exclusive club to which directors are essentially invited to join.  It is basic human nature to be grateful for the invitation, and the desire not to be viewed as a troublemaker is quite strong.”  (Emphasis added.)

          iii.  Also, in In re The Walt Disney Company Derivative Litigation 2005 WL 2056651 (Del. Ch. Aug. 9, 2005), the Delaware Chancery Court observed that “[Chairman and CEO Michael] Eisner stacked his (and I intentionally write “his” as opposed to “the company’s”) board of directors with friends and other acquaintances who, though not necessarily beholden to him in a legal sense, were certainly more willing to accede to his wishes and support him unconditionally than truly independent directors.”  We believe that because the Class B directors owe their positions entirely to Dan Glassman1, the Class B directors would be “more willing to accede to his wishes and support him unconditionally than truly independent directors.”

          iv.  The Canadian equivalent of the highly respected Congressional Research Service, the Parliamentary Information and Research Service, wrote a report entitled “Dual-Class Share Structures and Best Practices in Corporate Governance.”  The authors cite the ability of the superior class shareholders to pass off the majority of the financial risk to the common shareholders.  “Subordinated voting arrangements can entrench poorly performing management and insulate managers from accountability for their actions . . . . This is especially problematic in situations where the founder is both the Chief Executive Officer and Chair of the Board.”  (See page 7 of Exhibit D.)  This is exactly the situation at Bradley.  Problems at Hollinger International, referenced below, illustrate the potential damage from a dual-class structure where voting power is concentrated in the hands of the CEO and COB, and demonstrate how even “independent” directors may not be independent enough.

          v.  On August 31, 2004, the SEC made public a report by a special committee of Hollinger International.  The control structure of Hollinger was similar to that of Bradley.  Discussing Hollinger’s CEO and COB, Conrad Black, and Hollinger’s dual-class share structure, the special committee observed:  “Board members knew that the dual tier voting system meant in

[1] The Class B holders elect a majority of directors even though they own only about 10% of the equity of the Company.  Daniel Glassman, the Company’s Chairman of the Board and Chief Executive Officer, owns 91.3% of the Class  B shares and, therefore, he alone controls the election of the Class B directors.

United States Securities and Exchange Commission	- 6 -	October 19, 2006

practice that Black named every board member, and was free to replace anyone who disagreed with him.”  The special committee noted further that, “the inherently dangerous aspects of a dual voting structure, separating governance power from economic interest, make heightened sensitivity and scrutiny highly important to protect the interest of noncontrolling shareholders. Hollinger didn’t get either sensitivity or scrutiny, and the shareholders paid the price.”  The experience at Hollinger points out inherent concerns where a CEO and COB also holds power to elect or remove a majority of the board members, especially where these board members have the power to nominate the directors candidates for election by public common stockholders (as each is the case at Bradley).  The Bradley public common stockholders should not have to wait for another Hollinger disaster before demanding change.

          vi.  Our position on the board’s lack of true independence is supported by two leading independent proxy advisory firms.  ISS commented that they “believe that management’s ability to elect [a] majority of the directors could have potentially affected [the] board’s objectivity and independence.”  (See page 14 of Exhibit B.)  Glass Lewis shared this sentiment, observing that “the litany of regulatory and legal issues that have surfaced over the last two years” were “exacerbated by a lack of independent oversight given the two-tiered structure of the board.”  (See page 8 of Exhibit C.)

          vii.  Also, the Company’s poor corporate governance cost the common shareholders dearly.  The restatements resulted in costly shareholder litigation.  We believe that truly independent directors would not reward senior management with long-term employment contracts that renew automatically and dramatically increase salaries (at the shareholders expense) while financial accounts were being restated at a cost to the Company and its shareholders of millions of dollars in extra audit and legal expense.  (See pages 26, 28 and 29 of the Company’s Proxy Statement.)  The common shareholders bore the costs of the internal investigation in response to the SEC inquiry (including over $300,000 paid to the Chair of the Audit Committee, Steven Kriegsman), along with the cost of any increased compensation to management during a time when senior management should not have been rewarded.  And of course any erosion in shareholder value hits shareholders directly.  Glass Lewis confirmed Costa Brava’s findings, observing that  “Bradley’s executives have been highly compensated while shareholders have suffered.”  Glass-Lewis further stating that “management received an “F” grade in the Glass Lewis Pay-for-Performance Model.”  (See page 9 of Exhibit C.)  ISS also expressed concern:  “[W]e find it difficult to justify the salary increases, especially during a period when there were no SEC filings regarding [the] company’s financial performance.”  (See page 14 of Exhibit B.)  Glass Lewis agrees that Bradley’s deficiencies are a real cost to shareholders.  “[T]he decline in the Company’s value is attributable to the material weaknesses, financial restatements, and a SEC investigation that hang over an otherwise growing and profitable business.”  (See page 9 of Exhibit C.)

United States Securities and Exchange Commission	- 7 -	October 19, 2006

(d)

Bradley’s history is marked by a failure to act until being forced to do so . . . only after Costa Brava instituted a proxy contest did Bradley announce a vague commitment to improved corporate governance and maximizing stockholder value;”

Costa Brava’s Response.  We believe this statement is supported by the following facts:

          i.  Bradley delayed the date of the 2005 Annual Meeting to a date more than 30 days from the one year anniversary of the date of the 2004 Annual Meeting (in violation of Delaware law).  Further, Bradley did not issue a proxy statement in 2005, which ordinarily should have set the relevant dates pertaining to the 2006 Annual Meeting.  Bradley then purported to combine the 2005 shareholders’ meeting with the 2006 shareholders’ meeting, and originally scheduled that meeting for July 18, 2006.  Costa Brava apprised Bradley that, under SEC Rule 14a-5(f), the Company was required to provide advance notice in Bradley’s earliest possible Form 10-Q of the dates by which a shareholder is required to submit proposals for inclusion in Bradley’s proxy statement for the 2005/2006 Annual Meeting and proposals outside of the Rule 14a-8 process (such as nomination of directors) either calculated in accordance with Rule 14a-4(c)(1) or the Company’s advance notice provision authorized under applicable state law.  Although the SEC rules require that these dates be a “reasonable time before the company begins to print and mail its proxy materials”  (Rule 14a-8(e) (Question 5)), this was not done.  In fact, as late as May 19, 2006, when the Company filed its form 10-K, it made no mention of these dates, although it must clearly have already been planning the 2005/2006 Annual Meeting.  SEC Rules 14a-5(e) and 14a-8 require advance notice of the Company’s intended date of printing and mailing of its proxy materials, so that shareholders have a meaningful opportunity to respond, include their own proposals, and take other appropriate action.  Again, this was not done.  Accordingly, Costa Brava believed that the Company’s proxy materials and shareholders’ meeting date of July 18, 2006 failed to conform to the federal securities laws and have deprived the Company’s shareholders of fundamental rights as shareholders.  Costa Brava sent the Company a letter demanding that it comply with the applicable rules.  The Company did not respond to this request by its largest shareholder.  Shortly after Costa Brava took Bradley to court, the Company postponed the meeting to provide shareholders with a meaningful opportunity to submit proposals and nominees for directors.  By ignoring Costa Brava’s initial demand letter, the Company wasted shareholder money filing papers in an unnecessary lawsuit.

          ii.  Costa Brava sent a letter  to the Company demanding that the extra Class B director referred to above resign.  Again the Company declined to respond.  The extra director, however, immediately resigned from the Board after Costa Brava filed a lawsuit in Delaware.  Once again, the Company wasted shareholder money to file papers in an unnecessary lawsuit.

United States Securities and Exchange Commission	- 8 -	October 19, 2006

          iii.  After being forced to comply with the SEC rules governing the scheduling of an annual meeting, the Company took an inordinate amount of time to fix a date.  The Company scheduled an annual meeting for October 26, 2006 only after Costa Brava filed suit in Delaware.

          iv.  Costa Brava complied with Delaware law by sending a letter requesting stockholder information from the Company.  Once again, the Company did not respond for several weeks – notwithstanding the fact that Delaware law allows the Company five days to respond.  The Company finally provided this information, but only after Costa Brava filed suit in Delaware.  Again, Company funds were wasted.

          v.  In its proxy statement filed on June 9, 2006, the Company nominated all of the same directors who oversaw the Company during its period of restatements and the incidents that Costa Brava claims exemplify poor corporate governance, including the CEO’s wife, Iris Glassman.  The Company searched for new nominees (and nominated only two of them) only after Costa Brava announced its intention to nominate independent directors.

          vi.  Only after Costa Brava announced on July 18, 2006 its intention to nominate three candidates for election to the Company’s board, did the Company announce, on August 28, 2006, initiatives to enhance long-term shareholder value.

(e)

A Fundamental Lack of Independence on the Board of Directors:  “A majority of the members of the Compensation Committee and the Nominating and Corporate Governance Committee are composed of directors elected by the Class B Shares.  So even the Board committees that determine executive compensation and evaluate Board nominees for election by the public stockholders are controlled by the Glassman family;”

Costa Brava’s Response.  Please see all of Costa Brava’s responses above about director independence.  The Class B shares, which are all held by the Glassman family, elect a majority of the board of directors.  The Glassmans control who is elected as a Class B director every year.  The majority of directors on both the Compensation and the Nominating and Corporate Governance Committees are directors elected by the Class B shareholders (i.e., the Company’s CEO and COB).  Because Dan Glassman, the CEO and COB, holds over 90% of the Class B shares, he controls those director slots.  Glass Lewis notes a similar concern, that:  “[T]he proposed management nominees, while independent by NYSE listing standards, were selected by a nominating committee that is dominated by Class B directors.”  (See page 8 of Exhibit C.)

(f)

Bradley has a history of related party transactions.  The Company pays approximately half a million dollars per year to an affiliate of the Glassmans for rental of Bradley’s corporate headquarters, and it previously paid consulting fees

United States Securities and Exchange Commission	- 9 -	October 19, 2006

to members of the Board of the Glassmans for rental of Bradley’s corporate headquarters. . . .;”

Costa Brava’s Response.  Pages 74 and 75 of the Company’s 2005 annual report filed on Form 10-K states, “We have a number of related party transactions, all of which we believe are on terms no less favorable to us than we could have obtained from unaffiliated third parties.”  The 2005 annual report also lists four separate related party transactions between the Company and its directors, one of which is the lease arrangement described above.  The next most recent disclosure was the Company’s definitive proxy statement filed on June 15, 2004, which states, “We have a number of related party transactions, all of which we believe are on terms no less favorable to us than we could have obtained from unaffiliated third parties.”

(g)	“Bradley’s Future is Bleak Without the Costa Brava Nominees.”

Costa Brava’s Response.  This statement is Costa Brava’s opinion based on the facts presented above.  We believe that shareholders would immediately understand that this is Costa Brava’s opinion about the future – an opinion, evidently, shared by at least one analyst.  Rochdale Research upgraded shares of Bradley “primarily based on recent activist shareholder efforts by Costa Brava.”  The lead to the analyst report’s title was “Costa Brava Saves the Day.”  (See Exhibit E.)  Our position is also confirmed by Glass Lewis, which stated:  “[T]he new Costa Brava directors will hold management accountable for its stated initiatives to strengthen its internal controls and enhance shareholder value.  In addition, we believe that Costa Brava’s nominees will likely cause the board to review its compensation practices, more closely aligning its executive compensation with the Company’s performance.  In our opinion, such accountability has been lacking from the Bradley board of directors.”  (See page 9 of Exhibit C).

Where the basis of support is other documents, such as analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

Costa Brava’s Response.  Please see our responses above, which address each specific bullet point set forth in the Review Letter.  The Staff’s bullet points are labeled (a) through (g) above.

United States Securities and Exchange Commission	- 10 -	October 19, 2006

2.

Please tell us why, in a supplemental response, you can continue to refer to Bradley’s directors as not being independent when they meet the definition of “independent” established by the SEC and the NYSE.  We note your statement, in your October 12, 2006 filing, that “[b]ased on NYSE guidance, [you] don’t believe Bradley’s definition of ‘independent’ passes the smell test,” but believe that since the nominees meet the definition of independence, you should refrain from characterizing the independent status of the nominees in this way.

Costa Brava’s Response.  Please see Costa Brava’s responses 1(c)(i) through 1(c)(vi) regarding director independence.  In addition, we note that in its filings, the Company repeatedly refers to NYSE criteria for independence.  But according to the NYSE, these are not criteria for independence.  Rather, they are specific instances in which a director cannot be considered independent.  The NYSE has stated that its criteria “were not intended to be an exhaustive list of circumstances or relationships that would preclude independence.”  The NYSE further observed that any company that states categorically that the NYSE criteria “describe all relationships or circumstances that are material to an independence determination may well raise concerns among shareholders regarding the thoroughness of the board’s review of director independence.” (See NYSE Listed Company Manual Section 303A Frequently Asked Questions, 02/2004).  Independence is required to be judged after consideration of all relevant circumstances.  While we recognize that the facts may not technically disqualify directors from retaining the independent classification under applicable rules, shareholders must consider whether directors are sufficiently independent to protect shareholder interest.  We strongly believe that Bradley’s dual-class structure is an important factor weighing against true independence in that sense, at least where the CEO and COB himself controls the Class B Shares.

3.

Please tell us why, in a supplemental response, you can make the statement that “the Board committees that determine executive compensation and evaluate Board nominees for election by the public stockholders are controlled by the Glassman family.”  We understand that the class B security holders may have voted for these directors, but the directors have fiduciary duties to the company and all security holders, independent of those security holders who may have voted for their appointments.

Costa Brava’s Response.  We understand that directors have fiduciary duties, but we still believe that the dual-class structure, where the CEO and COB elect the majority of directors and majority of committee members, creates an environment where directors may be unwilling or unable to challenge the CEO.  Please see Costa Brava responses 1(c)(i) through 1(c)(vi).

United States Securities and Exchange Commission	- 11 -	October 19, 2006

4.

Please tell us how you can claim that Bradley’s lease is a “conflict of interest” in light of the fact that the company has always disclosed the lease for its executive offices, and as part of its oversight obligations, the company annually receives a written, independent, third party analysis of corporate leases in its real estate market by a leading real estate firm.  Based on that analysis, the board has determined each year that the rent paid by the Company for its executive offices is in the lower end of the range of lease rates in its market.

Costa Brava’s Response:  The Company did disclose the subject lease in its filings.  The act of disclosure, however, does not make the transaction any less of a “conflict of interest” transaction.  Good corporate governance practice would dictate that the Company not only disclose the nature of the related party transaction, but to also disclose to shareholders why the transaction is fair to the Company.  Furthermore, the lease transaction meets the definition of an “interested” transaction under section 144 of the Delaware General Corporation Law.  And NYSE Rule 303A.10 states that a “conflict of interest” occurs when an individual’s private interest “even appears to interfere” with the interests of the corporation.

The Staff indicates that, “as part of its oversight obligations, the company annually receives a written, independent, third party analysis of corporate leases in its real estate market by a leading real estate firm.  Based on that analysis, the board has determined each year that the rent paid by the Company for its executive offices is in the lower end of the range of lease rates in its market.”  We did not see such a disclosure in any of the Company’s filings with the SEC before we made our filing.  The first time we saw until such a disclosure was in additional proxy solicitation material filed with the SEC within the last two weeks in response to our filing.  And even this new disclosure does not identify the third-party consultant and whether or not such a consultant was hired by Mr. Glassman or other directors.  Absent disclosure relating to who retained the consultant and what benchmarks were used in the consultant’s analysis, such a large ongoing interested transaction is hard to justify and, at a minimum, “appears to interfere” with the interests of the Company.

Any questions or comments on our responses should be directed either to David A. Fine (617-951-7473) or Jeffrey R. Katz (617-951-7072).

Respectfully,

David A. Fine

United States Securities and Exchange Commission	- 12 -	October 19, 2006

cc:	Seth W. Hamot
Jeffrey R. Katz, Esq.

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EXHIBIT A

June 19, 2006 Institutional Shareholder Services
Corporate Governance Quotient Report for Bradley Pharmaceuticals, Inc.

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EXHIBIT B

October 16, 2006 Institutional Shareholder Services
Proxy Analysis and Recommendations Regarding Bradley Pharmaceuticals, Inc.

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EXHIBIT C

October 17, 2006 Glass Lewis & Co.
Proxy Analysis and Recommendations Regarding Bradley Pharmaceuticals, Inc.

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EXHIBIT D

Dual-Class Share Structures and Best Practices in Corporate Governance,
Prepared by Tara Gray, Economics Division, Parliamentary Information and Research Service,
18 August 2005

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EXHIBIT E

September 7, 2006 Rochdale Research Report on Bradley Pharmaceuticals, Inc.